Exhibit 6.10

EXECUTION VERSION

PERSONAL GOODWILL PURCHASE AGREEMENT

THIS PERSONAL GOODWILL PURCHASE AGREEMENT (this “Agreement”), is made and entered into effective as of May 12, 2021 (the “Effective Date”), by and between Edward Field, an individual resident of Spain (the “Executive”), and BWSC, LLC, a California limited liability company (the “Buyer”, and together with the Executive, each a “Party” and both the “Parties”).

RECITALS:

A.	Buyer wishes to acquire substantially all of the assets of Natural Merchants, Inc., an Oregon corporation (the “Company”), including all of the business, assets, and goodwill (both Company-owned goodwill and personal goodwill) associated therewith, so that after such acquisition it can continue the operation of the Company’s business;

B.	To effect such acquisition, Buyer, contemporaneously with the execution and delivery of this Agreement, is entering into an asset purchase agreement with the Company (the “Asset Purchase Agreement”) and the Executive, in his capacity as sole owner of the Company, pursuant to which, under the terms and conditions thereof, Buyer will acquire substantially all of the assets of the Company as more fully described in the Asset Purchase Agreement (such assets, the “Assets”), and, pursuant to which, Executive shall agree to certain noncompetition provisions;

C.	Executive is the President of the Company and has been intimately involved with the operations and development of the Company, such that the Company has become highly dependent upon Executive’s reputation in the industry, Executive’s expertise and skills, Executive’s knowledge of the industry and of the Company, and Executive’s relationships with the Company’s customers and suppliers, all of which have resulted in Executive personally acquiring and maintaining substantial goodwill relating to the business of the Company that is valuable to the Company (such goodwill being referred to herein as Executive’s “Personal Goodwill”);

D.	Executive’s Personal Goodwill is owned by Executive independently of, and separate and apart from, Executive’s ownership of equity in the Company, there being no employment, noncompetition, or other agreements between Executive and the Company that would require Executive to transfer such Personal Goodwill to the Company; and

E.	It is a condition to Buyer’s obligation to purchase the Assets under the Asset Purchase Agreement that Executive contemporaneously sell to Buyer the Personal Goodwill pursuant to this Agreement;

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and the mutual obligations undertaken hereby, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties do hereby agree as follows:

1.                 Purchase and Sale of Personal Goodwill. Contemporaneously with closing under the Asset Purchase Agreement (the “Closing”), and conditioned upon the contemporaneous purchase and sale of all of the Assets thereunder, Buyer hereby purchases and acquires from Executive, and Executive sells and conveys to Buyer, all of the Personal Goodwill, in consideration of the sum of three million eight hundred sixty seven thousand dollars ($3,867,000.00) (the “Personal Goodwill Purchase Consideration”), payable by Buyer as provided in Section 2.

2.                  Payment of Personal Goodwill Purchase Consideration. The Personal Goodwill Purchase Consideration shall be paid to Executive by Buyer at the Closing by wire transfer to Executive of immediately available funds in such amount in accordance with the wire instructions provided to Buyer at least two (2) business days prior to the date hereof.

3.                  Representations and Warranties of Executive. Executive represents and warrants to Buyer as follows:

3.1	Validity. This Agreement has been duly executed and delivered by Executive, and constitutes the valid and legally binding obligation of Executive, enforceable against Executive in accordance with its terms and conditions, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (collectively, “Equitable Exceptions”).

3.2	Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement, violates any statute, regulation, rule, injunction, judgment, order, decree or other restriction of any government, governmental agency, or court to which Executive is subject; results in the breach of any agreement, indenture, deed, loan, mortgage, security agreement, lease or other instrument to which Executive is a party; or creates in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, contract, lease, license, instrument, or other arrangement to which Executive is a party or by which Executive is bound or to which any of the Personal Goodwill is subject.

3.3	Notices; Approvals. Executive is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency or any third party in order for the Parties to consummate the transactions contemplated by this Agreement.

3.4	Title; No Further Interest. Executive has good and marketable title to all of the Personal Goodwill. Executive is transferring to Buyer all of Executive’s right, title and interest in and to the Personal Goodwill free and clear of any liens, encumbrances, or rights of others, and after the Closing, neither Executive nor any other person (other than Buyer) shall have any further right, interest or claim thereto.

3.5	Restrictions and Litigation. To Executive’s knowledge, there is no threatened or pending litigation, arbitration, action, suit, or investigation against Executive with respect to the Personal Goodwill.

4.                  Representations and Warranties of Buyer. Buyer represents and warrants to Executive as follows:

4.1	Organization and Standing. Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization with requisite power and authority to enter into this Agreement and to perform its obligations hereunder.

4.2	Validity. This Agreement has been duly authorized by all necessary limited liability company action by Buyer; has been duly executed and delivered by Buyer; and constitutes the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms and conditions, subject to Equitable Exceptions.

5.                  Survival of Representations and Warranties. The representations and warranties made pursuant to this Agreement shall survive the Closing and be enforceable for a period of twenty-four (24) months following the date of the Closing. Each Party acknowledges that it is entering into this Agreement, and will consummate the transactions contemplated hereby, in reliance upon the express representations and warranties of the other Party made in this Agreement.

6.                  Notices and Communications. All notices and other communications required or permitted hereunder shall be (a) in writing, (b) effective when given, and (c), in any event, deemed to be given upon receipt or, if earlier: (i) upon delivery, if delivered by hand; (ii) two (2) business days after deposit with FedEx Express or similar recognized international overnight courier service, freight prepaid; or (iii) one (1) business day after facsimile or electronic mail transmission.

If to Executive:

Natural Merchants, Inc.

560-A NE F ST #330

Grants Pass, OR 97526
Email: ed@naturalmerchants.com
Attention: Edward Field

with a copy to;

Robert Weinberger Law PC

1340 E. 6th Street, Suite 603

Los Angeles, CA 90021
Email: bobby@rkweinbergerlaw.com
Attention: Robert K. Weinberger, Esq.

If to Buyer:

BWSC, LLC
12405 Venice Blvd., #1
Los Angeles, CA 90066
Email: matt.thelen@winc.com

Attention: Matt Thelen, Chief Strategy Officer and General Counsel

with a copy to:

K&L Gates LLP
1 Park Plaza, 12th Floor
Irvine, California 92614
Email: Goody.Agahi@klgates.com
Attention: Goodarz T. Agahi, Esq.

7.                  Benefits and Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, personal representatives, successors and assigns.

8.                  Governing Law. This Agreement shall in all respects be construed in accordance with, and governed by, the laws of the State of Delaware without regard to conflict of laws principles.

9.                  Counterparts and Effectiveness. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, electronic mail, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement in their respective names, as of the Effective Date.

EXECUTIVE:	BUYER:

BWSC, LLC,
Edward Field	a California limited liability company

By: Winc, Inc., a Delaware corporation, its Sole Member

By:
Name:	Geoffrey McFarlane
Title:	Chief Executive Officer

Signature Page to Personal Goodwill Purchase Agreement